April 6, 2020

VIA EDGAR SUBMISSION AND COURIER

Mr. Perry J. Hindin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	GCP Applied Technologies Inc.
Soliciting Material filed pursuant to Exchange Act Rule 14a-12
Filed on March 4, 2020
File No. 001-37533

Dear Mr. Hindin:

This letter is in response to the comment contained in the Staff’s comment letter dated March 5, 2020 with respect to GCP Applied Technologies Inc.’s (“GCP”) Soliciting Material filed pursuant to Exchange Act Rule 14a-12, as filed with the Securities and Exchange Commission (the “Commission”) on March 4, 2020.

For the convenience of the Staff’s review, we have set forth the comment contained in the Staff’s comment letter, indicated in bold, followed by GCP’s response immediately after the comment. In addition, we have filed the revised soliciting materials pursuant to Exchange Act Rule 14a-12.

Mr. Perry J. Hindin

April 6, 2020

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Soliciting Material Filed on March 4, 2020 pursuant to Exchange Act Rule 14a-12

1.

We note that the materials posted to the Company’s website on March 4, 2020 indicate that Darex was divested “at a 15x multiple.” With a view towards disclosure, please clarify how this 15x multiple was derived.

In response to the Staff’s comment, we have included on the Company’s website and filed updated soliciting materials to disclose that the 15x multiple was derived based on Darex sale proceeds of $1.06 billion and Darex last twelve months EBITDA of $71.2 million as of December 31, 2016.

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If you have any questions regarding the foregoing, please contact the undersigned at (212) 403-1122.

Very truly yours,

/s/ Viktor Sapezhnikov

Viktor Sapezhnikov